Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
BABCOCK & WILCOX ENTERPRISES, INC.
Pursuant to Section 242 of the General Corporation Law of the State of Delaware, Babcock & Wilcox Enterprises, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify as follows:

1.
This Certificate of Amendment amends the provisions of the Corporation’s Restated Certificate of Incorporation, as amended, as filed with the Secretary of State of the State of Delaware (the “Certificate of Incorporation”).

2.	The Certificate of Incorporation is hereby amended by adding the following paragraph to Article FOURTH:
“Upon effectiveness of this Amendment to the Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each ten shares of Common Stock either issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time shall be combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional share shall be issued upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split to a given holder shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. If, after the aforementioned aggregation, the Reverse Stock Split would result in the issuance of a fraction of a share of Common Stock, in lieu of receiving any such fractional share, the holder (other than with respect to shares of Common Stock held by the Corporation as treasury stock) otherwise entitled to such fraction will receive a sum in cash equal to the fraction multiplied by the fair market value per share of the Common Stock as determined in a reasonable manner by the Board. Upon surrender by a holder of a certificate or certificates for Common Stock, duly endorsed, at the office of the Corporation (or, if lost, an acceptable affidavit of loss is delivered to the Corporation), the Corporation shall, as soon as practicable thereafter, issue and deliver to such holder, or to the nominee or assignee of such holder, a new certificate or certificates for the number of shares of Common Stock that such holder shall be entitled to following the Reverse Stock Split.”

3.	The foregoing amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

4.	All other provisions of the Certificate of Incorporation shall remain in full force and effect.

5.	This Certificate of Amendment, and the amendment effected hereby, shall become effective at 12:01 a.m. Eastern time on July 24, 2019.

IN WITNESS WHEREOF, the Corporation has caused this certificate of amendment to be executed on July 23, 2019.

BABCOCK & WILCOX ENTERPRISES, INC.

By: ___/s/ J. André Hall______________________
Name: J. André Hall
Title: Senior Vice President, General Counsel
and Corporate Secretary